Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The Company focuses on being a major provider of credit to individuals and families in the southeastern United States.  We lend to individuals and families through a network of 202 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.  Our consumer finance activities comprise direct consumer loans, including real estate mortgage loans and retail sales financing.  As is typical for a lending institution, our finance receivables are the most significant portion of our total assets.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life coverage to help assure the remaining loan balances are repaid if borrowers die before the loans are repaid or they may request accident and health coverage to help continue loan payments if borrowers become sick or disabled for an extended period of time.  They may choose property coverage to protect the values of loan collateral against damage, theft or destruction.  We write the various insurance products as an agent for a non-affiliated insurance company.  Our wholly-owned insurance subsidiaries reinsure the insurance written from the non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with the applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company have risen $7.5 million (3%) during the nine-month period ended September 30, 2003 as compared to our asset base at December 31, 2003.  An increase in our loan portfolio is mainly responsible for the growth in assets.

We disclosed in last year's annual report our decision to curtail real estate lending in the state of Georgia due to new mortgage lending laws enacted on October 1, 2002.  As a result of our decision, our net real estate receivables (gross receivables less unearned finance charges) have declined $4.7 million during the current year.  However, there was sufficient increase in loan originations in our other consumer loan products to offset the decline in real estate receivables, and increase our overall net loan portfolio (gross receivables less unearned finance charges) $7.6 million (3%) during the current year.  Historically, the fourth quarter of each year is the highest loan origination period for the Company; therefore, Management expects additional growth in our loan portfolio during the remainder of the year.

Cash and cash equivalents rose $2.3 million (11%) at September 30, 2003 as compared to December 31, 2002.  Funds provided from increases in sales of the Company's senior debt securities are primarily responsible for the addition to our cash reserves.  Additional funds were also provided from the approximately $3.0 million generated from sales of investment securities.

The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds   A significant portion of these investment securities have been designated as “available for sale” (61% as of September 30, 2003 and 65% as of December 31, 2002) with any unrealized gain or loss accounted for in the Company’s equity section of its balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated  “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Total liabilities of the Company increased $3.6 million or 2% as of September 30, 2003 as compared to December 31, 2002.  The increase was mainly due to the aforementioned increase in sales of senior debt securities.

Results of Operations:

The Company booked $67.7 million in gross revenues during the nine months just ended as compared to $67.3 million during the same period in 2002.  Net income earned on these revenues rose $.3 million (7%) and $.7 million (10%) during the quarter and nine months ended September 30, 2003, respectively, as compared to the same periods a year ago.  Revenues generated from growth in the loan portfolio and lower operating cost have contributed to the increase in our net income.

Net Interest Income

Our primary source of income is the margin between earnings on loans and investments and interest paid on senior and subordinated debt, which we refer to as our net interest income. Changes in the Company's interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $1.0 million (3%) during the nine months ended September 30, 2003, as compared to the same period a year ago.  During the quarter just ended, the margin was approximately the same as the comparable quarter in 2002.

Although average net receivables grew during the current year, an increase in capitalized loan origination cost lowered the yield on loans, resulting in a small decline in interest income during the comparable quarterly periods.  During the comparable nine-month periods, interest income rose slightly.

The lower interest rate environment has had a significant impact on our net interest margin during the current year.  Average interest rates on outstanding borrowings decreased from 5.2% for the nine months ended September 30, 2002 to 3.5% for the nine months ended September 30, 2003, and from 4.4% to 3.3%, respectively, for the quarters then ended.  Although average debt levels were higher during the three- and nine-month periods just ended as compared to the same periods in 2002, the lower interest rate environment has allowed us to reduce the overall borrowing cost on the Company's debt.  We project interest rates to remain at their low levels for the remainder of the year.

Insurance Income

In connection with the consumer finance business, we write credit insurance as an agent for a non-affiliated company specializing in such insurance. Two of our wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the life, the accident and health and the property insurance so written.  Lower loss ratios led to a $.1 million (2%) increase in net insurance income during the quarter just ended as compared to the same quarter a year ago.  Net insurance income during the nine-month periods ended September 30, 2003 and 2002 were approximately the same.

Provision for Loan Losses

Net charge-offs increased $1.6 million (21%) during the nine-month period ended September 30, 2003 as compared to the same period in 2002.  As a result of the higher charge-offs, our provision for loan losses increased $.8 million (9%) during the same comparable period.  The provision for loan losses reflects the level of net charge-offs and adjustments to the allowance for loan losses, which we believe is sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  During the quarter just ended, our loan loss provision declined slightly as a result of lower adjustments made to the allowance for loan losses as compared to the same period a year ago.

We continually monitor the credit-worthiness of the loan portfolio.  Additions will be made to the allowance for losses when we deem it appropriate to protect against probable losses in the current portfolio.

Other Operating Expenses

The aforementioned increase in the amount of loan origination costs that are being capitalized has been one of the major factors in the $.5 million (1%) decrease in other operating expenses during the nine months just ended as compared to the same prior-year period.  Cost reduction initiatives also contributed to the decrease.  We have been able to reduce advertising expenditures, subscription expenses, travel expenses and other miscellaneous expenses during the current year.  During the three-month period just ended, increases in health insurance claims, losses on sale of foreclosed property, legal and audit expenses and postage caused other operating expenses to increase $.1 million (1%) as compared to the same three-month period a year ago.  Also contributing to the current quarter's increase were expenses related to the Company's on-going computer conversion.

During the third quarter of 2002, Management selected a new service provider to furnish computer operations for the Company.  We currently use a service bureau to process our loans; however, the service will no longer be offered after 2004.  The conversion is being done in two phases.  The first phase involved the conversion of our investment center to the new system, which was completed on October 3rd of this year.  Our branch office network and accounting system will be converted in Phase Two of the project.  Various resources have been assigned and work continues on the project.  Phase Two has a scheduled completion date of April 30, 2004.  Approximately $.6 million in expenses incurred during the current year is attributable to the conversion project.  An additional $.5 million in conversion expenses is projected for the remainder of the year.  Costs to network our branch offices and to implement Phase Two of our conversion project could have a significant impact on capital expenditures and operating expenses during the remainder of 2003 and during 2004.

Effective income tax rates were 24% and 31% during the nine-month periods ended September 30, 2003 and 2002, respectively, and 17% and 19% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.

Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to reduce interest expense during the current year.  We believe rates will remain below prior year levels during the remainder of the year.  There has been no change during the current year that is expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2002 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2003 and December 31, 2002, the Company had $22.7 million and $20.5 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of September 30, 2003, the Company had $795,594 in demand deposits with Liberty Bank & Trust.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2003 and December 31, 2002, respectively, 86% and 78% of the Company’s cash and cash equivalents and investment securities were maintained in our insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2002, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had statutory surplus of $18.8 million and $21.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2003 without prior approval of the Georgia Insurance Commissioner is approximately $7.4 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of debt securities.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities program, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $21.0 million and was scheduled to expire on September 25, 2003 on its own terms, but was renewed for a one-year term through September 25, 2004. Available borrowings under the agreement were $21.0 million at September 30, 2003 and December 31, 2002.

Other:

There are four legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been removed to Federal District Court. In two of the cases, the Company has been dismissed from the court proceedings but motions to compel arbitration have been granted. Management believes that it is too early to assess the Company's potential liability in connection with the four suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.

A more detailed summary of the aforementioned legal proceedings appears in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, under Part II, Item 1.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Recent Accounting Pronouncements:

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards ("SFAS") Nos. 5, 57, and 107, and rescission of FASB Interpretation No. 34.  The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements.  It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee.  The Company adopted the disclosure provisions of FASB Interpretation No. 45 in the fourth quarter of 2002.  In accordance with the interpretation, the Company adopted the remaining provisions of FASB Interpretation No. 45 effective January 1, 2003, and it did not have a material effect on the financial position and results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to fiscal years beginning after June 15, 2003 for variable interest entities acquired before February 1, 2003.  FIN No. 46 will be adopted January 1, 2004 by the Company and, as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption is not expected to have a significant impact on the Company's financial statements.

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include accounting for securities, loans, revenue recognition, the allowance for loan losses, insurance claims reserve and income taxes.  In particular, the Company's accounting policies relating to the allowance for loan losses involve the use of estimates and require significant judgments to be made by Management.  The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral.  Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations.  Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2002 for details regarding all of 1st Franklin's critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in the Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but are not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere in our SEC filings.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2003	2002
	(Unaudited)	(Audited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 22,742,165	$ 20,464,259

LOANS:

Direct Cash Loans

1st Mortgage Real Estate

2nd Mortgage Real Estate

Sales Finance Contracts

Less:

Unearned Finance Charges

Unearned Insurance Premiums and Commissions

Allowance for Loan Losses

Net Loans

	195,217,923 28,857,662 3,882,745 25,237,494 253,195,824 28,275,107 16,307,292 12,798,765 195,814,660	191,818,529 31,532,574 5,080,200 17,788,357 246,219,660 28,893,084 17,048,819 12,195,000 188,082,757

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	34,399,878 22,431,224 56,831,102	38,891,385 21,059,797 59,951,182

OTHER ASSETS	10,316,683	9,759,657

TOTAL ASSETS	$285,704,610	$ 278,257,855

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 142,924,807	$ 135,429,216
OTHER LIABILITIES	14,840,276	15,829,091
SUBORDINATED DEBT	43,885,645	46,777,837
Total Liabilities	201,650,728	198,036,144

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

Authorized; 168,300 shares outstanding as of

September 30, 2003 and December 31, 2002

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,270,240	1,394,029
Retained Earnings	82,613,642	78,657,682
Total Stockholders' Equity	84,053,882	80,221,711

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$285,704,610	$ 278,257,855

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)		(Unaudited)
	2003	2002	2003	2002

INTEREST INCOME	$15,973,487	$ 16,186,582	$47,211,819	$ 47,133,226
INTEREST EXPENSE	1,673,728	1,961,292	5,088,081	6,049,358
NET INTEREST INCOME	14,299,759	14,225,290	42,123,738	41,083,868

Provision for Loan Losses	3,802,490	3,884,802	9,881,872	9,038,881

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,497,269	10,340,488	32,241,866	32,044,987

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	6,662,075 1,375,626 5,286,449	6,666,089 1,494,653 5,171,436	19,959,081 4,221,513 15,737,568	19,618,081 3,911,625 15,706,456

OTHER REVENUE	187,755	176,112	535,379	563,764

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	8,532,901 1,817,311 3,356,876 13,707,088	8,520,942 1,681,469 3,364,205 13,566,616	23,488,715 5,354,057 10,096,290 38,939,062	24,471,195 4,998,097 9,926,195 39,395,487

INCOME BEFORE INCOME TAXES	2,264,385	2,121,420	9,575,751	8,919,720

Provision for Income Taxes	544,110	657,243	1,595,612	1,665,443

NET INCOME	1,720,275	1,464,177	7,980,139	7,254,277

RETAINED EARNINGS, Beginning of Period	81,575,207	76,051,842	78,657,682	70,271,242
Distributions on Common Stock	681,840	9,500	4,024,179	19,000
RETAINED EARNINGS, End of Period	$82,613,642	$77,506,519	$ 82,613,642	$ 77,506,519

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 shares outstanding all periods	$10.12 $10.12	$8.61 $8.61	$46.94 $46.94	$42,67 $42.67

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30
	(Unaudited)
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 7,980,139	$ 7,254,277

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred (Prepaid) Income Taxes

(Increase) decrease in miscellaneous assets

(Decrease) increase in Accounts Payable

and Accrued Expenses

Net Cash Provided

	9,881,872 1,007,968 91,714 89 (451,344) (976,937) 17,533,501	9,038,881 992,427 (112,583) 125,064 1,542,264 800,985 19,641,315

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Purchases of marketable debt securities

Principal payments on securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Other, net

Net Cash Used

	(127,552,894) 109,939,119 (12,806,234) 151,010 2,893,910 12,674,500 (1,134,226) (15,834,815)	(113,424,516) 95,979,386 (12,830,845) 138,037 -- 10,532,400 (813,215) (20,418,753)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash Provided	7,495,591 4,874,339 (7,766,531) (4,024,179) 579,220	4,759,519 4,189,824 (7,656,974) (19,000) 1,273,369

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,277,906)	495,931

CASH AND CASH EQUIVALENTS, beginning	20,464,259	26,443,827

CASH AND CASH EQUIVALENTS, ending	$ 22,742,165	$ 26,939,758

Cash Paid during the period for: Interest Income Taxes	$ 4,975,166 1,770,612	$ 6,103,820 1,934,500

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 - Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2002 and for the year then ended included in the Company's December 31, 2002 Annual Report.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2003 and December 31, 2002, the results of its operations for the nine months ended September 30, 2003 and 2002, and its cash flows for the nine months ended September 30, 2003 and 2002.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Impact of Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards ("SFAS") Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34.  The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements.  It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee.  The Company adopted the disclosure provisions of FASB Interpretation No. 45 in the fourth quarter 2002.  In accordance with the interpretation, the Company adopted the remaining provisions of FASB Interpretation No. 45 effective January 1, 2003, and it did not have a material effect on the financial position and results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to fiscal years beginning after June 15, 2003 for variable interest entities acquired before February 1, 2003.  FIN 46 will be adopted January 1, 2004 by the Company and as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption is not expected to have a significant impact on the financial statements.

Note 3 - Allowance for Loan Losses
An analysis of the allowance for the nine month periods ended September 30, 2003 and 2002 is shown in the following table:
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 12,195,000 9,881,872 (12,492,255) 3,214,148 $ 12,798,765	$ 10,171,907 9,038,881 (10,518,327) 2,876,406 $ 11,568,867

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Note 4 - Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of September 30, 2003		As of December 31, 2002
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury Securities And obligations of U.S. government Corporations and Agencies Obligations of states and Political subdivisions Corporate securities	$ 8,369,767 24,043,639 387,100 $ 32,800,506	$ 8,577,475 25,225,631 596,772 $ 34,399,878	$ 7,121,995 29,076,145 888,763 $ 37,086,903	$ 7,378,822 30,499,223 1,013,340 $ 38,891,385
Held to Maturity: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 4,268,367 17,153,963 1,008,894 $ 22,431,224	$ 4,364,900 17,985,788 1,093,075 $ 23,443,763	$ 3,684,061 16,104,892 1,270,844 $ 21,059,797	$ 4,386,548 17,977,315 1,079,168 $ 23,443,031

Note 5 – Commitments and contingencies

There are four legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been moved to Federal District Court, and action is being taken to compel arbitration. In two of the cases, the Company has been dismissed from the actions and motions to compel arbitration have been granted.  Management believes that it is too early to assess the Company's potential liability in connection with the four suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 17% and 19% during the nine-month periods ended September 30, 2003 and 2002, respectively, and 24% and 31% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.  Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Note 7 – Other Comprehensive Income

Comprehensive income was $1,557,213 and $7,856,350 for the three- and nine-month periods ended September 30, 2003, respectively, as compared to $1,687,504 and $7,791,280 for the same periods in 2002.

Accumulated other comprehensive income consists solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $163,062 and $123,789 in accumulated other comprehensive losses for the three- and nine-month periods ended September 30, 2003, respectively.  During the same prior year periods, the Company recorded $223,327 and $537,003, respectively, in accumulated other comprehensive income.

Note 8 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  The Company also had $795,594 in demand deposits with Liberty at September 30, 2003.

The Company also engages from time to time in other transactions with related parties.  Please refer to the "Related Parties" disclosure in our Annual Report on Form 10-K as of and for the year ended December 31, 2002 for additional information on related party transactions.

Note 9 - Segment Financial Information
The following table summarizes assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 9/03/03 3 Months ended 9/30/02 9 Months ended 9/30/03 9 Months ended 9/30/02	$ 2,844 2,613 8,397 7,370	$ 6,810 6,814 20,615 20,492	$ 6,609 6,492 19,955 19,416	$ 3,414 3,084 9,992 8,999	$ 2,329 2,112 6,852 5,835	$ 22,006 21,115 65,811 62,112
Segment Profit (Loss): 3 Months ended 9/30/03 3 Months ended 9/30/02 9 Months ended 9/30/03 9 Months ended 9/30/02	$ 348 459 1,508 1,724	$ 2,310 2,565 8,441 8,555	$ 2,676 2,241 8,540 7,616	$ 1,225 977 3,732 3,181	$ 374 409 1,250 1,184	$ 6,933 6,651 23,471 22,260
Segment Assets: 9/30/03 9/30/02	$ 27,578 23,479	$ 65,766 65,542	$ 64,701 59,880	$ 35,638 30,045	$ 21,905 18,089	$ 215,588 197,035

		3 Months Ended 9/30/03 (in 000's)	3 Months Ended 9/30/02 (in 000's)	9 Months Ended 9/30/03 (in 000's)	9 Months Ended 9/30/02 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income Taxes not allocated		$ 6,933 (558) (4,111) (544) $ 1,720	$ 6,651 419 (4,949) (657) $ 1,464	$ 23,471 (2,326) (11,569) (1,596) $ 7,980	$ 22,260 1,292 (14,633) (1,665) $ 7,254

#

BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J.Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Bert Brown	Brian Gray	Tommy Lennon	Melvin Osley
Ronald Byerly	Renee Hebert	Bonnie Letempt	Dale Palmer
Debbie Carter	Jack Hobgood	Mike Lyles	Hilda Phillips
Rick Childress	Bruce Hooper	Jimmy Mahaffey	Henrietta Reathford
Bryan Cook	Jerry Hughes	Roy Metzger	Michelle Rentz
Jeremy Cranfield	Janice Hyde	Brian McSwain	Gaines Snow
Joe Daniel	Judy Landon	Harriet Moss	Les Snyder
Donald Floyd	Jeff Lee	Mike Olive	Marc Thomas
Shelia Garrett

BRANCH OPERATIONS

ALABAMA
Alexander City	Clanton	Fayette	Jasper	Pelham	Sylacauga
Andalusia	Cullman	Florence	Moulton	Prattville	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Athens	Dothan	Hamilton	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Huntsville (2)	Ozark	Selma
Center Point

GEORGIA
Adel	Carrollton	Dahlonega	Griffin (2)	McDonough	Stockbridge
Albany	Cartersville	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cedartown	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Chatsworth	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Athens (2)	Clarkesville	Douglasville	Helena	Monticello	Thomaston
Bainbridge	Claxton	East Ellijay	Hinesville (2)	Moultrie	Thomson
Barnesville	Clayton	Eastman	Hogansville	Nashville	Tifton
Baxley	Cleveland	Eatonton	Jackson	Newnan	Toccoa
Blakely	Cochran	Elberton	Jasper	Perry	Valdosta (2)
Blue Ridge	Colquitt	Flowery Branch	Jefferson	Pooler	Vidalia
Bremen	Commerce	Forsyth	Jesup	Richmond Hill	Villa Rica
Brunswick	Conyers	Fort Valley	LaGrange	Rome	Warner Robins
Buford	Cordele	Gainesville	Lavonia	Royston	Washington
Butler	Cornelia	Garden City	Lawrenceville	Sandersville	Waycross
Cairo	Covington	Georgetown	Madison	Savannah	Waynesboro
Calhoun	Cumming	Glennville	Manchester	Statesboro	Winder
Canton	Dallas	Greensboro

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	Natchitoches	Opelousas
Crowley	Franklin	Lafayette	Morgan City	New Iberia	Pineville
Denham Springs	Houma	Leesville

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Bay St. Louis	Grenada	Hazlehurst	Kosciusko	Newton	Picayune
Carthage	Gulfport	Houston	Magee	Oxford	Tupelo
Columbia	Hattiesburg	Jackson	McComb	Pearl	Winona
Forest

SOUTH CAROLINA
Aiken	Columbia	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Conway	Greenwood	Lugoff	Orangeburg	Summerville
Cayce	Dillon	Greer	Marion	Rock Hill	Sumter
Charleston	Easley	Lancaster	Newberry	Seneca	Union
Chester	Florence	Laurens	North Augusta	Simpsonville	York
Clemson	Gaffney

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman

Lorene M. Cheek Homemaker

Jack D. Stovall President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Area Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 3500 SunTrust Plaza 303 Peachtree Street, N.E. Atlanta, Georgia 30308-3242

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303